# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diversified Energy Co, CIK 0001922446
CUSIP: 25520W107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Date of event which requires filing of this statement: 03/11/2026
Filed by CIK 0001578109
Persons authorized to receive notices and communications: EIG Asset Management, LLC, Krisy Lee, Chief Compliance Officer,, 600 New Hampshire Ave NW, Suite 1200, Washington, District Of Columbia (DC), 20037, 202-600-3300

## Reporting persons
- EIG Redwood Co-Investment, L.P. (CIK 0001636951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EIG Energy XV Blocker Agent (Redwood), LLC (CIK 0002069543): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EIG Holdings Carry Splitter (Redwood), L.P. (CIK 0002069539): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EIG Energy Fund XV, L.P. (CIK 0002069540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EIG Energy Fund XV-A, L.P. (CIK 0002069541): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EIG Energy Fund XVI, L.P. (CIK 0001578109): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EIG Energy Fund XVI-E, L.P. (CIK 0001591998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P. (CIK 0002069542): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC (CIK 0002070688): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Diversified Energy Co
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed with the SEC by the Reporting Persons on May 29, 2025 (the "Original Schedule 13D") as amended by Amendment No. 1 filed on September 22, 2025 ("Amendment No. 1"), and Amendment No. 2 filed on January 12, 2026 ("Amendment No. 2", together with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Underwriting Agreement

On March 9, 2026, in connection with a registered block trade of Common Stock (the "Underwritten Block Trade"), the Issuer, the Reporting Persons, and Citigroup Global Markets Inc. (the "Underwriter") entered into an underwriting agreement (the "Underwriting Agreement") pursuant to which the Reporting Persons agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Reporting Persons, subject to and upon the terms and conditions set forth therein, 7,501,585 shares of Common Stock at a price of $14.311 per share. The Reporting Persons completed the Underwritten Block Trade on March 11, 2026.

References to and descriptions of the Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which has been filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in lines 11 and 13 of each of the cover pages hereto is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information (i) set forth or incorporated by reference in Item 4 of this Amendment and (ii) set forth on lines 7 through 10 of each of the cover pages hereto is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: In connection with the Underwritten Block Trade, the Reporting Persons sold 7,501,585 shares of Common Stock. The Reporting Persons have not otherwise effected any transactions in Common Stock within the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Amendment, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Underwritten Block Trade reported in this Amendment, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock as of March 11, 2026 and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated by reference in Item 4 of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition at the end thereof:

5. Underwriting Agreement, dated March 9, 2026, by and among Diversified Energy Company, certain affiliates of EIG Global Energy Partners, listed on Schedule I thereto, and Citigroup Global Markets Inc., as Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 12, 2026).

## Signatures
- EIG Redwood Co-Investment, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Redwood Co-Investment, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)
- EIG Energy XV Blocker Agent (Redwood), LLC: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Energy XV Blocker Agent (Redwood), LLC: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)
- EIG Holdings Carry Splitter (Redwood), L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Holdings Carry Splitter (Redwood), L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)
- EIG Energy Fund XV, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Energy Fund XV, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)
- EIG Energy Fund XV-A, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Energy Fund XV-A, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)
- EIG Energy Fund XVI, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Energy Fund XVI, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)
- EIG Energy Fund XVI-E, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Energy Fund XVI-E, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC: /s/ Kristin Kelly, Kristin Kelly/Managing Director (03/13/2026)
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (03/13/2026)